SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Edward M. Hanson, Jr.
David M. Kochanski
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Nancy P. Reg
Samuel M. S
Martin Levi
Worthington I
Fred S. Somm
Morton A. Fali
Alan S. Tilles
James M. Hoff
Michael V. Nak

Jay M. Eisenberg+
Douglas K. Hirsch
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
William

Michelle R. Curtis•
Mimi L. Magyar
Glenn W.D. Golding+
Michael J. Lichtenstein
Bruce A. Henoch
Jeremy W. Schulman
William F. Askinazi
Matthew M. Moore+
nnie Eun Cho
bra S. Friedman•
J. von Vorys
ther L. Howard+
hen A. Metz
Suk "Paul" Chung
k J. Howley
en J. Morgan•
E. Draper•
er L. Spurrier•
a G. Bernstein
Patricia Teck

Jacob A. Ginsberg
John D. Sadler
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•
Meredith S. Abrams
Kristen Munger•
Leslie E. Gallagher•
Michael T. Ebaugh
Anne Marie Vassallo•
Matthew D. Alegi•
Joann J. Wang•+
Christopher W. Poverman
Chanoch D. Kanovsky
Thomas A. Gravely
Rebekah L. Bina•
William F. Gibson+
William B. Schroeder+
Mary Clare H. Kimber•

Of Counsel
Larry N. Gandal
Jeffrey A. Shane
Richard P. Meyer•
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field

Special Counsel
Philip R. Hochberg•

Retired
Karl L. Ecker

Maryland and D.C. except as noted:
+ Virginia also • D.C. only
• Maryland only



Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

October 31, 2006 PROCESSED

NOV 0 8 2006

THOMSON
FINANCIAL

RECEIVED 2006 NOV -6 P 2:01 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

October 10, 2006 Stock Exchange Announcement – Directorate Change

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: 
Christopher C. Roberts



Enclosures
cc: Amanda Evans, Company Secretary (w/o enc.)
18031915-107.doc
T: 112006

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com

REG-Electrocomponents Directorate Change

RNS Number:2293K
Electrocomponents PLC
10 October 2006

ELECTROCOMPONENTS PLC

DIRECTORATE CHANGE

Further to our announcement of 14 July 2006, Helmut Mamsch was yesterday appointed Chairman of the Company, in place of Bob Lawson, who has now resigned as Chairman and a director of the Company.

Ian Haslegrave
General Counsel and Company Secretary
10 October 2006

END

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